Exhibit 99.77(d)

ITEM 77D - Policies with respect to security investments

1.	On March 9, 2017, the Board of Trustees (“Board”) of Voya Multi-Manager Large Cap Core Portfolio approved a change to reflect that Voya Investments, LLC, an investment adviser for the Portfolio may, from time to time, directly manager a portion of the Portfolio’s investment portfolio effective April 3, 2017. The following sentence has been added:

Voya Investments, LLC (the “Investment Adviser”) allocates the Portfolio’s assets to different sub-advisers. The Investment Adviser may, from time to time, directly manage a portion of the Portfolio’s assets to seek to manage the Portfolio’s overall risk exposure to achieve the Portfolio’s desired risk/return profile and to effect the Portfolio’s investment strategies. The Investment Adviser may invest in futures and exchange-traded funds to implement its investment process.